April 9, 2020

Dennis L. Smith
Chief Executive Officer
Remembrance Group, Inc.
365 5th Ave South, Suite 201
Naples, FL 34102

        Re: Remembrance Group, Inc.
            Offering Statement on Form 1-A
            Filed March 13, 2020
            File No. 024-11179

Dear Mr. Smith:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed March 13, 2020

Part II - Offering Circular
General, page 1

1. We note that the CDC has issued guidance for funeral directors in relation to COVID-19, and that many state and local governments have issued "stay at home" orders for residents. Please disclose how the CDC guidance and stay at home orders have impacted your financial condition and results of operations, and the operations of the independent operating companies, and whether you expect COVID-19 to impact your future operating results and future financial condition. In this regard, we note that the independent operating companies provide funeral services to customers, which often
       include large gatherings. Please also provide related risk factor disclosure. For guidance, see CF Disclosure Guidance: Topic No. 9 (March 25, 2020).
2. Reference is made to page F-19 were you disclose the terms of the subordinated convertible notes issued in March and October of 2019. Please tell us your consideration
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FirstName LastNameDennis L. Smith
Remembrance Group, Inc.
Comapany NameRemembrance Group, Inc.
April 9, 2020
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         of providing dilution disclosure pursuant to Part II, Item 4 of Form 1-A, which discusses the subordinated convertible notes.
Summary
Our Company, page 1

3.       Please amend your disclosure to briefly define "tier 2   4 markets in
the United States."
The Funeral Industry, page 2

4. We note your disclosure that "[c]ombining th[e] increase in the annual number of deaths with an expected decrease in the total number of business locations to service those cases results in an expected double-digit market opportunity for existing Funeral businesses."
         Please disclose why there is expected to be a decrease in the total number of business locations to service cases, and provide support for this statement or identify it as management's belief.
The Offering
Closings of the offering; Subscribing through Cambria Capital, the My IPO platform, or Other
Broker-Dealers:, page 6

5. We note your references to "conditions to closing," and "any contingencies of the offering or any particular closing." In an appropriate place in your filing, please briefly describe these conditions or contingencies to closing and to the offering. "We currently rely, and will continue to rely, on other parties and partners for several key aspects of our business and operations.", page 14

6. We note your disclosure that you "rely on other parties for certain portions of [y]our business operations and services and will rely on other parties to develop key business relationships[, and] also significantly rely on partners." We also note your disclosure on page 13 that "[you] currently rely on a third party preneed insurance marketer to assist
         [you] with targeting, marketing, and selling to customer prospects in specific markets." In appropriate place in your filing, please briefly describe the material terms of the agreements noted above, including duration, fee structure, and other material terms.
         Please file the relevant agreements as exhibits, or tell us why you do not believe you are required to do so. See Item 17.6. of Form 1-A.
Risk Factors
Risks Related to Our Business and Our Industry
"Our financial projections are uncertain and should not be relied upon.", page
14

7. We note your reference to financial projections considered by management, but were unable to find these projections in your offering circular. Because you have chosen to disclose the use of these projections, please provide these projections in your filing, including the underlying assumptions and your reasonable basis for these projections. See
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Remembrance Group, Inc.
Comapany NameRemembrance Group, Inc.
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         Part II(b) of Form 1-A. Alternatively, remove the references to these financial projections in your filing, or tell us why you reference the same in your risk factor disclosure.
Risks Related to the Regulatory and Legal Aspects of Our Business
"If state laws or their interpretations change, or new laws are enacted . . .", page 15

8. We note your disclosure that "several states are implementing laws that restrict the types of activities companies commonly employ to solicit potential customers of preneed insurance." To provide context regarding the impact of these laws on your business, please disclose whether and to what extent you currently operate in these states.
Use of Proceeds, page 19

9. We note your disclosure that a portion of your proceeds will be used for the repayment of debt. Please describe the material terms of such indebtedness. If the debt was incurred within one year, please describe the use of the proceeds arising from such indebtedness.
         See Instruction 6 to Item 6 of Form 1-A.
Determination of Offering Price, page 20

10. We note that your offering circular cover page states that the series A preferred stock has a par value of $0.0001 per share, but you state here that "[t]he series A preferred stock is being sold at par, which we have determined to be $10.00 per share." Please revise for consistency.
Recent Developments, page 22

11. We note your disclosure that the company has entered into a long-term management agreement to divest one of its six funeral home businesses that was not majority owned by the Company. In an appropriate place in your filing, please briefly describe the material terms of the agreement, including the duration of the agreement. Please file the agreement as an exhibit, or tell us why you do not believe you are required to do so. See Item 17.6.
         of Form 1-A.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

12. Please expand your disclosure to provide a more robust analysis of the significant factors materially affecting your revenues, costs of revenues, general and administrative expenses and other income (loss), and quantify the significant drivers impacting each. Please also provide a narrative discussion of, and quantify if appropriate, the extent to which such changes are attributable to changes in prices or to changes in the volume. Refer to Part II,
         Item 9(a) of Form 1-A, and the instructions to Item 9(a).
Liquidity and Capital Resources, page 24

13. Please expand your disclosure to provide a more robust understanding of your expenditure
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Remembrance Group, Inc.
Comapany NameRemembrance Group, Inc.
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         and cash needs along with constraints over the next 12 months and management's plans to alleviate such constraints. Please include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing. Refer to Part II, Item 9(b) of Form 1-A. Business
Our Corporate Structure and History, page 29

14. We note your disclosure that you have options to acquire 100% of the ownership interests in each of the six independent operating companies. Please clarify your current ownership percentage or interest in each of these operating companies. Please also revise your risk factor disclosure to include any risks related to your less than 100% ownership interest in these independent operating companies.
Our Business, page 29

15. We note your disclosure that "[you] own 100% of Premier Funeral Management Group V
         LLC, a Delaware limited liability company, or PFMG V, our one wholly owned operating subsidiary. PFMG V was formed to acquire and operate the Premier Sharp Funeral Home in Tennessee." We also note that, on page 34, you describe how you generate management and service fees from your MSAs. Please amend your disclosure to describe how you generate fees from your one, wholly owned operating subsidiary. In this regard, it appears from your chart on page 30 that you do not have an MSA with this entity, but operate the entity directly.
Our Option Agreements, page 30

16. Where you describe the terms of each option agreement, please disclose an estimate, if possible, of the relevant amount you must pay to each of the members of the relevant entity, for their unpaid tax liability amount distributable to the relevant members under the relevant operating agreement, for the calendar year in which you exercise each option.
Our Strategy
Target Acquisitions in Certain Tier 2 through Tier 4 Markets that Offer Specific Profiles. , page
32

17. Please provide support for your statement that "[n]umerous industry contacts estimate there is a steadily growing list of funeral home and cemetery properties currently for sale or that are in the process of preparing for sale."
Our Management Services and Fees
Reimbursements and Management Fees, page 34

18. We note your disclosure that "[p]ursuant to the terms of the MSAs, [you] and the operating businesses establish a minimum level of liquid capital to operate the specific operating business (a Minimum Balance Amount)." Please amend your disclosure to
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Comapany NameRemembrance Group, Inc.
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         clarify whether you or the operating business are required to maintain this minimum balance amount, and which party is responsible for obtaining cash if funds fall below the minimum balance amount.
Regulation, page 37

19. We note your disclosure that "[yo]ur operations are subject to regulation, supervision, and licensing under numerous federal, state, and local laws, ordinances, and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services, and various other aspects of our business;" and "[yo]ur facilities are also subject to stringent health, safety and environmental regulations."
         Please briefly describe the regulations to which your operations and facilities are subject, including the relevant regulatory bodies. See Item 7(a)(2) of Form
1-A.
Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

20. We note that, subsequent to your latest balance sheet date, you have changed your organizational status from a Delaware limited-liability company to a Delaware corporation, and you issued common units to preferred unitholders in exchange for preferred units issued and outstanding and for consideration in forgiveness of accrued but unpaid dividends. Please expand your disclosure to include a pro forma balance sheet as of your latest balance sheet date to reclassify your accumulated Member's Deficit to paid-
         in capital, and a pro forma zero balance of retained earnings/accumulated deficit in the pro forma statement. Refer to SAB Topic 4B. Please also include pro forma tax and earnings-per-share data on the face of your latest statement of operations as if you had been taxable for the period presented and assuming the common units were issued to preferred unitholders. The pro forma tax expense should be based on statutory rates in effect for those periods.
21. Please present each of the following separately on the face of the Consolidated Balance
         Sheets: (a) assets of consolidated VIEs that can be used only to settle obligations of the consolidated VIE; and (b) liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary. Refer to ASC 810-10-45-25.
Consolidated Statements of Operations, page F-4

22. We note your corporate payroll expenses included in general and administrative expenses, as disclosed on page 23, are significantly larger than the entire cost of service. Please tell us and disclose how you distinguish between costs of services and general and administrative expenses (including corporate payroll) and whether there is any payroll component included in cost of services.
23. We note you present a subtotal titled "operating profit" which appears to be similar to gross profit. Please consider modifying the title of this subtotal to "gross profit" or a
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April 9, 2020
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       similar title, so as not to imply that this subtotal is a profit measure that includes all operating activities, including general and administrative expenses. Alternatively, please remove this subtotal.
24. Please tell us how preferred dividends are presented in your financial statements. Further, tell us whether preferred unitholders participate in earnings and/or losses and how that impacts your fiscal 2018 and 2019 allocation of net losses to common and preferred interests. Reference authoritative literature that supports your accounting treatment.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact James Giugliano at (202) 551-3319 or Adam Phippen at
(202) 551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-
3222 with any other questions.



                                                             Sincerely,
FirstName LastNameDennis L. Smith
                                                             Division of
Corporation Finance
Comapany NameRemembrance Group, Inc.
                                                             Office of Trade &
Services
April 9, 2020 Page 6
cc:       Louis A. Bevilacqua
FirstName LastName